

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Robert Zummo
Chief Executive Officer
Zummo Flight Technologies Corporation
8311 E. Via de Ventura, #2082
Scottsdale, AZ 85258

**Re: Zummo Flight Technologies Corporation**
**Offering Statement on Form 1-A**
**Post-qualification Amendment No. 6**
**Filed July 8, 2021**
**File No. 024-11347**

Dear Mr. Zummo:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Nicholas Antaki